UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARVANA INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

043279 20 7
(CUSIP Number)

Alkiviades David 23768 Malibu Road Malibu, California 90265 Telephone: (310) 703-7575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alkiviades Andrew David
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO[1]
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,118,506
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,118,506[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.13%[3]
TYPE OF REPORTING PERSON (see instructions) IN

[1] Reporting Person obtained voting control of the Issuer effective June 30, 2021, by means of proxies granted by Mr. Altaf Nazerali (and two entities controlled by him) that comprised voting rights over 2,630,170 common shares, or 56.95% of the Issuer’s then issued and outstanding shares, as disclosed in the Issuer’s Form 8-K filed July 7, 2021. Additional share issuances approved on July 23, 2021, increased the Issuer’s total outstanding common shares to 34,148,518. Voting control over an additional 28,488,336 shares of the Issuer’s common stock was granted to Reporting Person through proxies already in place with Mr. Altaf Nazerali, (and two entities controlled by him), and new proxies granted by 681315 B.C. Ltd., John Baring (former director of Issuer), and Raymond Wicki in favor of the Reporting Person, as disclosed in the Issuer’s Form 8-K filed July 29, 2021. When the new proxies combined with existing proxies, the total number of shares under the voting control of Reporting Person became 31,118,506 common shares or 91.13% of the total issued and outstanding shares of the Issuer. All proxies are irrevocable for fourteen (14) months from June 30, 2021.

[2] Pursuant to Commission Rule 13d-3, the Reporting Person may be deemed to be the beneficial owner of the identified common shares due to his sole voting control over said shares obtained by virtue of the aforesaid proxies. The Reporting Person does not hold legal title to the common shares.

[3] The percentage is calculated based on the quotient obtained by dividing (a) the aggregate number of shares of common stock beneficially owned by the reporting person (31,396,394) (b) by the total number of shares effectively outstanding as of July 28, 2021, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“Commission”) on July 29, 2020.

2

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share, of Arvana Inc., a Nevada corporation, with principal executive offices located at 299 South Main Street, 13th Floor, Salt Lake City, Utah 84111 (“Issuer”). As of the date of this filing, the Issuer has 34,148,518 shares of common stock issued and outstanding.

Item 2.  Identity and Background.

(a)	Name of the Reporting Person is:

Alkiviades David.

(b)	Residence or Business Address:

23768 Malibu Road in Malibu, California 90265.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FilmOn U.K. Ltd., a multi-faceted media platform

111 Wardour Street, London, England United Kingdom W1F 0UH

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

None.

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

Pursuant to a Final Judgment as to Defendant Alkiviades David, dated March 19, 2020 (SEC v. David, et al.), No. 19 Civ. 09013 (JSR), United States Court for the Southern District of New York, the Reporting Person consented to be permanently restrained and enjoined from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; and Sections 5 and 17(a) of the Securities Act of 1933. The Reporting Person was prohibited for five (5) years from acting as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act or that reports pursuant to Section 15(d) thereof. The Reporting Person further paid a civil penalty of $100,000.

(f)	Citizenship

United Kingdom.

Item 3.  Source or Amount of Funds or Other Consideration.

The shares beneficially owned (through voting control) by the Reporting Person were acquired by proxies provided to the Reporting Person as further described below.

Proxies were granted in favor of the Reporting Person over 2,630,170 common shares or 56.95% of the Issuer’s then issued and outstanding shares, as disclosed on Form 8-K filed with the Commission on July 7, 2021. Voting control over an additional 28,488,336 shares of the Issuer’s common stock was granted to Reporting Person through proxies already in place with Mr. Altaf Nazerali, (and two entities controlled by him), and new proxies granted by 681315 B.C. Ltd., John Baring (former director of Issuer), and Raymond Wicki in favor of the Reporting Person, as disclosed in the Issuer’s Form 8-K filed July 29, 2021. When the new proxies combined with existing proxies, the total number of shares under the voting control of Reporting Person became 31,118,506 common shares or 91.13% of the total issued and outstanding shares of the Issuer. All proxies are irrevocable for fourteen (14) months from June 30, 2021.

Item 4.  Purpose of Transaction.

The shares beneficially owned (through voting control by proxy) by the Reporting Person were acquired from the legal holders of the shares for voting purposes conveyed as a means to induce Reporting Person to cause an operating asset or business owned or controlled by him to enter into a business transaction with the Issuer.

The Reporting Person may make acquisitions of shares of common stock of the Issuer from time to time, or gain additional voting control by proxy, and may dispose of any or all of such acquired share or proxies at any time depending on an ongoing evaluation of prospective investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except as set forth in this Schedule 13D, the Reporting Person has not entered into any definitive plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, (c) the sale or transfer of a material amount of the assets of the Issuer, (d) any change in the current board of directors or management of the Issuer, given the recent appointment of two new directors to the Issuer’s board of directors (Carl Dawson and Matthew Bentley) and the voluntary resignation of two existing directors (Sir John Baring and Shawn Teigen), as set forth in the Issuer’s Schedule 14f-1 dated July 8, 2021, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person given the Issuer’s present decision to abandon efforts to amend its articles of incorporation to change its name, as was set out in the Issuer’s Schedule 14C-DEF dated July 20, 2021, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of the filing of this Schedule 13D, the Reporting Person beneficially owns through voting control (by the identified proxies) 31,118,506 common shares, or 91.13% of the total issued and outstanding common shares of the Issuer. Effective June 30, 2021, Reporting Person secured voting control over the Issuer by means of proxies granted by Mr. Altaf Nazerali (and two entities controlled by him) that comprised voting rights over 2,630,170 common shares, or 56.95% of the Issuer’s then issued and outstanding shares, as disclosed in the Issuer’s Form 8-K filed July 7, 2021. Additional share issuances and proxies approved on July 23, 2021, increased the Issuer’s total outstanding shares to 34,148,518, as disclosed in the Issuer’s Form 8-K filed July 7, 2021.

(b) Reporting Person currently has the sole power, by virtue of the stated proxies, to vote or to direct the vote, of 31,118,506 common shares, or 91.13% of the total issued and outstanding common shares of the Issuer.

(c) Other than as set forth above, there have been no transactions by the Reporting Person in the class of securities reported that were effected during the past sixty (60) days.

This initial Schedule 13D filed by the Reporting Person is to disclose his voting control over the stated number of shares granted pursuant to six (6) irrevocable proxies, all of which have a duration of fourteen (14) months subsequent to June 30, 2021.

(d) The Reporting Person knows of no plans by the Issuer to issue dividends. Should such dividends issuer, the Reporting Person understands that such dividends would be payable to the record owners of the common shares over which he now has sole voting power pursuant to the six (6) irrevocable proxies during the time period in which the proxies to Reporting Person remain in place.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as stated in Items 3, 4, and 5 hereto, and the six (6) irrevocable proxies, the Reporting Person is aware of no contracts, arrangements, understandings or relationships concerning the Reporting Person with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Form of Irrevocable Proxy provided to Reporting Person by the following six (6) persons or entities: Altaf Nazerali, Valor Invest Ltd., International Portfolio Management, Inc., 681315 B.C. Ltd., John Baring, and Raymond Wiki.

3

SIGNATURE

Date: August 23, 2021

/s/ Alkiviades David Alkiviades David

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1	Form of Irrevocable Proxy provided to Alkiviades David by the following six (6) persons or entities: Altaf Nazerali, Valor Invest Ltd., International Portfolio Management, Inc., 681315 B.C. Ltd., and John Baring.

5